Exhibit 11
CenturyTel, Inc.
COMPUTATIONS OF EARNINGS PER SHARE
(UNAUDITED)

	Three months
	ended March 31,
	2010	2009
	(Dollars, except per share amounts,
	and shares in thousands)
Income (Numerator):
Net income attributable to CenturyTel, Inc.	$252,601	67,154
Dividends applicable to preferred stock	(3)	(3)
Earnings applicable to unvested restricted stock	(1,138)	(870)

Net income applicable to common stock for
computing basic earnings per share	251,460	66,281
Dividends applicable to preferred stock	3	3

Net income as adjusted for purposes of computing
diluted earnings per share	$251,463	66,284

Shares (Denominator):
Weighted average number of shares:
Outstanding during period	299,547	100,427
Unvested restricted stock	(1,349)	(1,301)
Unvested restricted stock units	1,215	-

Weighted average number of shares outstanding during
period for computing basic earnings per share	299,413	99,126

Incremental common shares attributable to dilutive securities:
Shares issuable under convertible securities	13	13
Shares issuable under incentive compensation plans	571	5

Number of shares as adjusted for purposes of computing
diluted earnings per share	299,997	99,144

Basic earnings per share	$.84	.67

Diluted earnings per share	$.84	.67